SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on March 20, 2002

                           Crusade Management Limited,
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ___X____      Form 40-F ________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes _________      No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________________.

OTHER EVENTS

     On the Quarterly Payment Date falling on March 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                                    Crusade Management Limited,
                                    as Trust Manager for the Crusade Global
                                      Trust No.2 of 2001,
                                    (Registrant)



Dated: April 29, 2002               By:    /s/ Roger Desmarchelier
                                       ----------------------------------------
                                       Name:  Roger Desmarchelier
                                       Title: Executive Manager

Exhibit Index


Exhibit  Description
-------  -----------
99.1     The Noteholders Report for the Quarterly Payment Date on March 20, 2002

                                                                    Exhibit 99.1

                               Noteholders Report
                        Crusade Global Trust No.2 of 2001
                       Coupon Period Ending 20 March 2002

USD Notes
---------

                       FV Outstanding    Bond Factor   Coupon Rate   Coupon Payments   Principal Payment   Charge Offs
                           (AUD)                                          (USD)              (AUD)            (AUD)
                       --------------    -----------   -----------   ---------------   -----------------   -----------
Class A Notes         690,735,174.87      86.341897%     2.08500%     3,887,752.78       55,116,677.02        0.00


                       FV Outstanding    Bond Factor   Coupon Rate   Coupon Payments   Principal Payment   Charge Offs
                           (AUD)                                          (USD)              (AUD)            (AUD)
                       --------------    -----------   -----------   ---------------   -----------------   -----------
Class B Notes          37,550,000.00     100.000000%     4.72450%       437,436.92                0.00         0.00
Class C Notes           3,235,000.00     100.000000%     4.94450%        39,440.85                0.00         0.00


                                                               28Feb02
Pool Summary                                                     AUD
------------                                                     ---
Outstanding Balance - Variable Rate Housing Loans         1,074,408,733
Outstanding Balance - Fixed Rate Loans                      258,181,517
Number of Loans                                                  10,352
Weighted Average Current LVR                                     63.77%
Average Loan Size                                               128,728
Weighted Average Seasoning                                    20.3 mths
Weighted Average Term to Maturity                              274 mths


Principal Collections                                            AUD
---------------------                                            ---
Scheduled Principal Payments                               9,102,769.94
Unscheduled Principal Payments                            96,419,257.77
Redraws                                                    6,190,074.20

Principal Collections                                     99,331,953.51

Total Available Principal                                        AUD
-------------------------                                        ---
Principal Collections                                     99,331,953.51
Principal Charge Offs                                              0.00
Pay Back of Principal Draw                                 3,882,797.46
Total Available Principal                                103,214,750.97

Outstanding Principal Draws From
Previous Period                                           (2,416,568.79)

Principal Distributed                                    103,214,750.97
Principal Retained                                                 0.00

Total Available Funds                                            AUD
---------------------                                            ---
Available Income                                          23,197,359.02
Principal Draw                                                     0.00
Liquidity Draw                                                     0.00

Total Available Funds                                     23,197,359.02

Redraw & Liquidity Facilities                                    AUD
-----------------------------                                    ---
Redraw Shortfall                                                   0.00
Redraw Carryover Charge Offs                                       0.00


CPR
---
                                Dec-01        Jan-02        Feb-02
                                -------       ------        ------
                 1 mth CPR       23.06%        21.86%       23.79%


Arrears
-------
                            % of pool
                          (by balance)
                          ------------
31 - 59 days                  0.46%
60 - 89 days                  0.06%
90+ days                      0.06%
Defaults                        1
Losses                         Nil


                                    Exh-99.1